H E R R I C K
new york newark princeton		STEPHEN E. FOX PARTNER Direct Tel: 212-592-5924 Direct Fax: 212-545-3476 Email: sfox@herrick.com

July 9, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Nostalgia Family Brands, Inc. Form S-1 (Registration No.: 333-181652)

Ladies and Gentlemen:

On behalf of our client, Nostalgia Family Brands, Inc. (the “Company”), we hereby transmit for filing an Amendment No. 1 to Form S-1 (the “Amendment”) to register an aggregate of 3,000,000 shares of the common stock, par value $0.001 per share, of the Company. The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated June 22, 2012 (the “Comment Letter”), with respect to the Form S-1 filed by the Company with the Commission on May 24, 2012 (the “Form S-1” and, with the Amendment, the “Registration Statement”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form S-1. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

All page number references in the Company’s responses are to the page numbers in the Amendment.

1.	Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on the prospectus cover page, and pages 1, 9, 10, 15 and 17 of the Amendment.

2.	Please provide us with supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of each of the referenced third party reports. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party's consent.

Effect has been given to the Staff’s comments. The Company has supplementally provided the Staff with copies of the reports or studies that support the statistical claims included in the Registration Statement. We respectfully advise the Staff that the Company did not commission any third party reports for use in connection with the Registration Statement and, accordingly, third party consent is required.

3.	We note your disclosure regarding your intention to use a portion of the proceeds for "miscellaneous" and "working capital and general corporate purposes." Please revise your filing to provide the necessary detail for each such intended use.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on pages 11 and 16 of the Amendment.

4.	We note your disclosure at page 20 that neither of your executive officers is expected to be a full-time employee. We also note the outside employment of Mr. O'Donnell that you describe at page 22. Please disclose the percentage of time that you expect each of your executive officers to devote to your business, and provide risk factor disclosure with respect to any related risks that are material.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on pages 6 and 21 of the Amendment.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-5924 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

Stephen E. Fox

cc:	Securities and Exchange Commission
Paul Monsour, Staff Attorney
Laura Nicholson, Staff Attorney